HemaCare Corporation
Exhibit 11
Basic and Diluted Net Income per Share

	Three Months Ended
	March 31,
	2005	2004
BASIC
Weighted average common shares used to compute basic earnings per share	8,074,504	7,756,060
Net income	$276,000	$246,000
Basic net income per share	$0.03	$0.03
DILUTED
Weighted average common shares used to compute basic earnings per share	8,074,504	7,756,060
Dilutive common equivalent shares attributable to stock options and warrants (based on average market price)	730,046	191,008
Weighted average common shares and equivalents used to compute diluted earnings per share	8,804,550	7,947,068
Net income (loss)	$276,000	$246,000
Diluted net income (loss) per share	$0.03	$0.03